PE 12/22/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15008670

January 20, 2016

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-20-16

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2015

Dear Ms. Weber:

This is in response to your letter dated December 22, 2015 concerning the shareholder proposal submitted to Verizon by Nickolaus E. Leggett. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Nickolaus E. Leggett
FISMA & OMB Memorandum M-07-16

January 20, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2015

The proposal requests that the company conduct a study of solar geomagnetic storms and electromagnetic pulse events.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Mary Louise Weber
Associate General Counsel

One Verizon Way
Room 54S440
Basking Ridge, NJ 07920
Office: 908-559-5636
Fax: 908-696-2068
mary.l.weber@verizon.com

December 22, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2016 Annual Meeting
Shareholder Proposal of Nickolaus E. Leggett

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal (the "Proposal") from Nickolaus E. Leggett (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2016 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2016 proxy materials.

On November 10, 2015, Verizon received a letter from the Proponent, who is the registered shareholder of 193 shares of Verizon common stock, containing the following proposal:

> *"This proposal requests that Verizon conduct a study of solar geomagnetic storms and electromagnetic pulse (EMP) events. The impacts of these phenomena on Verizon need to studied. This study must examine the potential risks and opportunities due to solar storms and EMP. A special focus needs to be applied to the impacts on the profitability of Verizon.*

> *This study needs to be broad in nature including market issues, sociological issues, and technological issues. All of us shareholders need to know what these events can do to Verizon's infrastructure and what these consequences will be. In addition, we need to know what steps can be taken to control or benefit from these impacts."*

Verizon believes that the Proposal may be properly omitted from its 2016 proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has indicated that a proposal requesting a report on a specific aspect of the company's business may be excludable under Rule 14a-8(i)(7) if the subject matter of the report relates to the conduct of ordinary business operations. See Exchange Act Release No. 20091 (August 16, 1983).

The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that these policy considerations clearly justify exclusion of the Proposal.

The Proposal requests a study of the potential impacts of certain catastrophic events on Verizon's infrastructure and business operations and an explanation of what measures Verizon can take to prevent or mitigate these impacts. The Proposal is similar to shareholder proposals that the Staff has agreed may be omitted under Rule 14a-8(i)(7) because they seek a report relating to a company's emergency preparedness and disaster recovery initiatives. In Union Pacific Corp (February 25, 2008), the Staff concurred in the exclusion of a proposal requesting disclosures of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. *See also Kansas City Southern* (March 14, 2008). As explained below, evaluating the risk of and preparing for natural disasters and catastrophic events that impact Verizon's operations and the communities that we serve are basic management functions and an integral part of Verizon's day-to-day business operations.

Given Verizon's unique role in furnishing critical telecommunications and information services to the federal government, to state and local governments and to the public, the identification and analysis of the operational, financial, business, technical, legal and other risks posed by a broad array of potential natural and manmade catastrophic events are tasks fundamental to management's ability to run the company on a day-today basis. Verizon has a formalized business risk management reporting process that is designed to provide visibility to the Board of Directors about critical risks and risk mitigation strategies. The Board addresses the primary risks associated with Verizon's business units and corporate functions in its operations reviews of those units and functions. In addition, the Audit Committee of the Board oversees the operations of Verizon's enterprise risk management program. In connection with these oversight responsibilities, the Board of Directors and the Audit Committee routinely receive reports regarding Verizon's ability to continue operations if Verizon's physical networks or workforce were unavailable due to extraordinary events like those referenced in the Proposal. In addition, Verizon regularly discloses the material risks posed by these types of events to its shareholders. In the "Risk Factors" section of its most recent annual report on Form 10-K, Verizon informed its shareholders that:

> Our business operations are subject to interruption by natural disasters, power outages, terrorist attacks, other hostile acts and events beyond our control. Such events could cause significant damage to our infrastructure upon which our business operations rely, resulting in degradation or disruption of service to our customers. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. These events could also damage the infrastructure of the suppliers that provide us with equipment and services we need to operate our business and provide products to our customers. A natural disaster or other event causing significant physical damage could cause us to experience substantial lost revenues from business interruption as well as damage to our reputation.

Developing and implementing plans and procedures to mitigate these risks falls squarely within the scope of Verizon's day-to day business operations. Verizon maintains thorough, integrated and executable plans for business continuity. These plans are tested and updated annually. Verizon has designated Business Continuity and Emergency Management (BCEM) teams, staffed by certified business continuity professionals and industry experts, which are responsible for facilitating the development and maintenance of business continuity and disaster recovery plans across all of Verizon enterprises. The BCEM teams actively monitor, analyze and disseminate situational information and intelligence regarding potential issues that could impact Verizon's operations in the United States and worldwide. When a major incident occurs, Verizon activates its National Emergency Coordinating Center. The center engages more than 65 Verizon departments worldwide, develops overall incident priorities and coordinates the execution of a single incident action plan of recovery and restoration activities until the incident no longer is a threat to the company. Verizon manages many emergencies and disasters using the National Incident Management System, an incident management system published by U.S. Department of Homeland Security (DHS), which enables responders at all levels, both public and private, to work together more effectively and efficiently to manage U.S. domestic incidents. In addition, Verizon participates in DHS's Wireless Priority Service program to provide authorized national security and emergency preparedness users on the federal, state and local level with the ability to receive transmissions that have priority over public calls, greatly increasing the probability of call completion during an emergency in which the public telecommunications networks are degraded by congestion or damage to the telecommunications infrastructure. Verizon can also deploy its Emergency Response Mobile Services Communications Fleet to provide critical communications services in a disaster area.

The evaluation of risks to Verizon's operations posed by catastrophic events and the development and implementation of procedures to mitigate those risks are complex matters uniquely within the purview of management, which has the necessary financial, technical, logistical and legal expertise for these tasks. Accordingly, Verizon believes that the Proposal may be omitted from its 2016 proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations, and respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2016 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com and to the Proponent at
***FISMA & OMB Memorandum M-07-16 ***

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Nickolaus E. Leggett

EXHIBIT "A"

Nickolaus E. Leggett
Verizon Shareholder

***FISMA & OMB Memorandum M-07-16 ***

November 6, 2015

Assistant Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Shareholder Proposal for 2016 Annual Meeting of Shareholders

This proposal requests that Verizon conduct a study of solar geomagnetic storms and electromagnetic pulse (EMP) events. The impacts of these phenomena on Verizon need to be studied. This study must examine the potential risks and opportunities due to solar storms and EMP. A special focus needs to be applied to the impacts on the profitability of Verizon.

This study needs to be broad in nature including market issues, sociological issues, and technological issues. All of us shareholders need to know what these events can do to Verizon's infrastructure and what these consequences will be. In addition, we need to know what steps can be taken to control or benefit from these impacts.

Respectfully submitted,



Nickolaus E. Leggett, Verizon Shareholder